UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: March 24, 2008	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

CENTRAL FUND OF CANADA LIMITED

For Immediate Release to

Canada News Wire and

U.S. Disclosure Circuit

TSX SYMBOLS:	CEF.A and CEF.U
AMEX SYMBOL:	CEF

CENTRAL FUND FILES SHELF PROSPECTUS

TORONTO, Ontario (March 24, 2008/CNW/) - Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta is pleased to announce that it has filed a preliminary base shelf prospectus (the “Prospectus”) with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a registration statement with the United States Securities and Exchange Commission. This registration will allow Central Fund to offer and issue Class A non-voting, fully participating shares of Central Fund (the “Class A Shares”) by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place. Central Fund does not presently foresee authorizing an immediate share issue. The purpose of the filing of the Prospectus is to enable greater efficiency for share offerings in the future when conditions for issues of shares may be considered as favorable for existing shareholders and new subscribers in due course.

Under the Prospectus, the Class A Shares may be issued from time to time at the discretion of Central Fund, with an aggregate offering amount not to exceed US$750,000,000. Central Fund will only proceed with any such offering if it is non-dilutive to the net asset value of the Class A shares owned by the existing shareholders of Central Fund. Substantially all of the net proceeds of any such offering will be used to purchase gold and silver bullion, in keeping with the policies established by the board of directors of Central Fund. Any additional capital raised by any such offering is expected to reduce the operating expense ratio in favour of the shareholders of Central Fund.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Central Fund of Canada Limited (est. 1961) is an exchange tradeable refined gold and silver bullion holding company. Class A Shares are qualified for inclusion in many North American regulated accounts. Bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are audited semi-annually in the presence of Central Fund’s auditors and bank representatives. Class A shares are quoted on the AMEX, symbol CEF and the TSX, symbols CEF.A (Cdn. $) and CEF.U (U.S. $).

Information regarding Central Fund is available at www.centralfund.com.

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878 or write to info@centralfund.com